Exhibit 1.01

MTS Systems Corporation

Conflict Mineral Report

For reporting period from January 1, 2014 to December 31, 2014

Introduction

This Conflict Minerals Report (the “Report”) of MTS Systems Corporation (the “Company” or “MTS”) has been prepared pursuant to Rule 13p-1 and Form SD (the “Rule”) promulgated under the Securities Exchange Act of 1934, as amended, for the reporting period January 1, 2014 to December 31, 2014.

The Rule requires disclosure of certain information when a company manufactures or contracts to manufacture products and the minerals specified in the Rule are necessary to the functionality or production of those products. The specified minerals, which we collectively refer to in this Report as the “Subject Materials,” are gold, columbite-tantalite (coltan), cassiterite and wolframite, including their derivatives, which are limited to tantalum, tin and tungsten. The “Covered Countries” for the purposes of the Rule and this Report are the Democratic Republic of Congo, the Republic of the Congo, the Central African Republic, South Sudan, Uganda, Rwanda, Burundi, Tanzania, Zambia and Angola. As described in this Report, the Company manufactures products for which the Subject Materials are necessary to the functionality or production of those products. This Report is not audited.

Products Overview

This Report relates to products: (i) for which Subject Materials are necessary to the functionality or production of that product; (ii) that were manufactured by the Company; and (iii) for which the manufacture was completed during calendar year 2014. These products which are referred to in this Report collectively as the “Covered Products,” are the following: test equipment and systems for the ground vehicle, material, and structure markets in addition to high-performance position sensors for a variety of industrial, mobile hydraulic and liquid level applications.

Reasonable Country of Origin Inquiry

The Company has conducted a good faith reasonable country of origin inquiry (“RCOI”) for the Subject Materials contained in the Covered Products. This good faith RCOI was reasonably designed to determine whether any of the Subject Materials contained in the Covered Products originated in the Covered Countries and whether any of those Subject Materials may be from recycled or scrap sources. Based on the results of our RCOI, we were unable to conclude that the Subject Materials did not originate in the Covered Countries or that any of the Subject Materials used in the manufacturing of the Covered Products came from recycled or scrap sources. The Company moved directly to the due diligence phase.

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Due Diligence

Due Diligence Design and Framework

Based on the results of the RCOI, the Company has exercised due diligence on the source and chain of custody of the Subject Materials contained in its Covered Products. The Company’s due diligence measures have been designed to conform to the five step framework in the Organisation for Economic Co-operation and Development Due Diligence Guidance for Responsible Supply Chain of Minerals from Conflict-Affected and High Risk Areas: Second Edition, including the related supplements on gold, tin, tantalum and tungsten (the “OECD Guidance”).

The first step of the OECD Guidance requires the Company to strengthen its due diligence skills, internal systems and record keeping through chain of custody tracking and traceability systems. The Company’s supply chain is complex, and there are many third parties in the supply chain between the ultimate manufacture of the Covered Products and the original sources of Subject Materials. Further, the Company does not purchase Subject Materials directly from mines, smelters or refiners. The Company must therefore rely on its suppliers to provide information regarding the origin of Subject Materials that are included in the Covered Products. The Company’s due diligence measures focus on working with its suppliers based upon a framework established by the Electronic Industry Citizenship Coalition and Global e-Sustainability (“EICC/GeSI”) initiative to identify the location of smelters and refiners of Subject Materials who provide those Subject Materials to our suppliers.

Due Diligence Measures Performed

To advance the due diligence framework contained in the OECD Guidance, the Company has:

•	Adopted a policy relating to Conflict Minerals (the “Company Policy”), incorporating the standards set forth in OECD Guidance. The policy is publicly available at http://www.mts.com/en/about/Ethics/index.htm.

•	Implemented and maintained a due diligence framework to identify and trace Subject Materials in the MTS supply chain

•	Conducted a supply-chain survey with direct suppliers of materials using the EICC/GeSI Conflict Minerals Reporting Template to identify the smelters and refiners of Subject Materials

•	Reviewed and consolidated survey data to determine if any supplier disclosed whether it sourced any Subject Materials that may have originated from Covered Countries

•	Compared the smelters and refiners identified in the responses that the Company received from its suppliers in the Conflict Minerals Reporting Template against the list of smelter facilities that have been identified as “conflict free” by programs such as the EICC/GeSI Conflict Free Smelter (“CFS”) program for tantalum, tin, tungsten and gold available at http://www.conflictfreesourcing.org/conflict-free-smelter-refiner-lists/ as in effect on May 14, 2015

Survey Responses

Based on the responses that the Company received, MTS identified 697 smelters and refiners as potential sources of Subject Materials during calendar year 2014. Of those 697 smelters and refiners, 124 were listed on the CFS lists referenced above as conflict-free as of May 14, 2015 and an additional 21 have begun the audit process.

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Determination

After exercising our due diligence described above, the Company was unable to determine whether or not the Covered Products qualify as “DRC Conflict Free,” as defined under the Rule. Accordingly, the Company has reasonably determined that each of the Covered Products is “DRC Conflict Undeterminable,” as defined in the Rule.

Steps to Mitigate Risk and Mature the Due Diligence Program

As MTS further develops and implements its due diligence program, the Company intends to take the following steps to mitigate the risk that the Subject Materials necessary to the functionality or production of the Covered Products do not benefit armed groups in the Covered Countries:

–	Enhance supplier communication, training and escalation process to improve the due diligence data accuracy and completion

–	Work with suppliers whose practices do not conform to the Company Policy to adopt practices compliant with the Company Policy, which could result in removal of those suppliers from the supply chain if these remediation efforts are not successful

–	Continue to influence additional smelters to obtain Conflict-Free Smelter status through the Company’s supply chain, where possible

This report can be found on the Internet at http://www.mts.com/en/about/Ethics/index.htm.

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